UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

Ayala Pharmaceutics, Inc

(Name of Issuer)

Class A Common Stock, Par Value $0.01 per Share

(Title of Class of Securities)

05465Y108

(CUSIP Number)

January 19, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	05465Y108
1.	Names of Reporting Persons aMoon Growth Fund Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

Page 2 of 9 Pages

CUSIP No.	05465Y108
1.	Names of Reporting Persons aMoon Growth Fund G.P. Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

Page 3 of 9 Pages

CUSIP No.	05465Y108
1.	Names of Reporting Persons aMoon General Partner Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) CO

Page 4 of 9 Pages

CUSIP No.	05465Y108
1.	Names of Reporting Persons Dr. Yair C. Schindel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) IN

Page 5 of 9 Pages

Item 1(a)	Name of Issuer

Ayala Pharmaceuticals, Inc. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices

Oppenheimer 4, Rehovot 7670104 Israel

Item 2(a)-(b)	Name of Person Filing; Address of Principal Business Office or, if none, Residence

1.	aMoon Growth Fund Limited Partnership (“aMoon”), 34 Yerushalaim Rd, Beit Gamla, 6th Floor, Ra’anana, 4350110, Israel.

2.	aMoon Growth Fund G.P. Limited Partnership (“aMoon G.P.”), 34 Yerushalaim Rd, Beit Gamla, 6th Floor, Ra’anana, 4350110, Israel.

3.	aMoon General Partner Ltd. (“aMoon Ltd.”), 34 Yerushalaim Rd, Beit Gamla, 6th Floor, Ra’anana, 4350110, Israel.

4.	Dr. Yair C. Schindel (“Schindel”), 34 Yerushalaim Rd, Beit Gamla, 6th Floor, Ra’anana, 4350110, Israel.

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons”.

Item 2(c)	Citizenship

aMoon is a Cayman Islands exempted limited partnership; aMoon G.P. is an Israeli limited partnership; aMoon Ltd. is an Israeli company; and Schindel is an Israeli citizen.

Item 2(d)	Title of Class of Securities

Class A Common Stock, par value $0.01 per share

Item 2(e)	CUSIP Number

05465Y108

Item 3	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4	Ownership

                             aMoon Growth Fund Limited Partnership

(a)	Amount beneficially owned: 0 shares of Common Stock.

(b)	Percent of Class: 0%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0 shares of Common Stock
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 0 shares of Common Stock

Page 6 of 9 Pages

aMoon Growth Fund G.P. Limited Partnership

(a)	Amount beneficially owned: 0 shares of Common Stock. aMoon G.P. is the sole general partner of aMoon.

(b)	Percent of Class: 0%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0 shares of Common Stock
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 0 shares of Common Stock

aMoon General Partner Ltd.

(a)	Amount beneficially owned: 0 shares of Common Stock. aMoon Ltd. is the sole general partner of aMoon G.P.

(b)	Percent of Class: 0%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0 shares of Common Stock
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 0 shares of Common Stock

Dr. Yair C. Schindel

(a)	Amount beneficially owned: 0 shares of Common Stock. Schindel is the sole shareholder of aMoon Ltd.

(b)	Percent of Class: 0%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 0 shares of Common Stock
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 0 shares of Common Stock

Page 7 of 9 Pages

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Incorporated by reference to Items 2 and 4 of this Schedule 13G.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.
Page 8 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2023

AMOON GROWTH FUND LIMITED PARTNERSHIP BY: AMOON GROWTH FUND G.P. LIMITED PARTNERSHIP, ITS GENERAL PARTNER BY: AMOON GENERAL PARTNER LTD., ITS GENERAL PARTNER

By:	/s/ Dr. Yair C. Schindel
Name: Dr. Yair C. Schindel
Title: Director

AMOON GROWTH FUND G.P. LIMITED PARTNERSHIP BY: AMOON GENERAL PARTNER LTD., ITS GENERAL PARTNER

By:	/s/ Dr. Yair C. Schindel
Name: Dr. Yair C. Schindel
Title: Director

AMOON GENERAL PARTNER LTD.

By:	/s/ Dr. Yair C. Schindel
Name: Dr. Yair C. Schindel
Title: Director

DR. YAIR C. SCHINDEL

By:	/s/ Dr. Yair C. Schindel

Page 9 of 9 Pages